UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 5) *

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

David B. Jones
c/o SAIL Venture Partners, LP
3161 Michelson Drive, Suite 750
Irvine, California  92612
(949) 398-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL VENTURE PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,074,838*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,074,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,074,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON (See instructions) OO LIMITED LIABILITY COMPANY

*           See Item 5 hereof

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL VENTURE PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,074,838*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,074,838*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,074,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%*
14	TYPE OF REPORTING PERSON (See instructions) PN

*           See Item 5 hereof

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL 2010 CO-INVESTMENT PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 317,447*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 317,447*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,447*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See instructions) OO LIMITED LIABILITY COMPANY

*           See Item 5 hereof

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL 2010 CO-INVESTMENT PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 317,447*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 317,447*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,447*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See instructions) PN

*           See Item 5 hereof

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. SAIL HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 317,447*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 317,447*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,447*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See instructions) OO LIMITED LIABILITY COMPANY

*           See Item 5 hereof

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SCHEDULE 13D
CUSIP No. 12619C101

1	NAME OF REPORTING PERSONS. WALTER L. SCHINDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 317,447*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 317,447*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,447*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See instructions) IN

*           See Item 5 hereof

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SCHEDULE 13D

This amendment to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D of SAIL Venture Partners, LP (“Sail Venture Partners”) and SAIL Venture Partners, LLC filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2007, as amended and supplemented on July 8, 2009, August 31, 2009, October 20, 2010, and November 5, 2010 (collectively, the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended and restated to read as follows:

The reporting persons are SAIL Venture Partners, LP, a Delaware partnership (“Sail Venture Partners”), formerly known as Odyssey Venture Partners II, LP, SAIL Venture Partners, LLC, a Delaware limited liability company (“Sail Venture Partners, LLC”), SAIL 2010 Co-Investment Partners, LP, a Delaware partnership (“Sail Co-Investment LP”), and SAIL 2010 Co-Investment Partners GP, LLC, a Delaware limited liability company (“Sail Co-Investment LLC”).

Sail Venture Partners is a licensed small business investment company, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail Venture Partners, LLC, is to act as general partner of Sail Venture Partners, and its address is the same as Sail Venture Partners. Sail Venture Partners, LLC, as general partner of Sail Venture Partners, may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Partners, LLC, are David B. Jones, Walter Schindler, Alan Sellers, Henry Habicht and Michael Hammons (the “Managing Members”). Each Managing Member is a citizen of the United States. A unanimous vote of the Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners. Each of the Managing Members is a venture capitalist. The principal business address of each of the Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Co-Investment LP is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail Co-Investment LP is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail Co-Investment LLC, is to act as general partner of Sail Co-Investment LP, and its address is the same as Sail Co-Investment LP. Sail Co-Investment LLC, as general partner of Sail Co-Investment LP, may be deemed to beneficially own the securities owned by Sail Co-Investment LP insofar as it has the power to direct the voting and disposition of such securities. Sail Holdings, LLC is the managing member of Sail Co-Investment LLC. The principal business address of Sail Holdings, LLC is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The managing member of Sail Holdings, LLC is Walter Schindler. Walter Schindler is a citizen of the United States and a venture capitalist. The business address of Walter Schindler is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

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During the last five years, none of the Managing Members, nor Sail Venture Partners, LLC, nor Sail Venture Partners, nor Sail Co-Investment LP, nor Sail Co-Investment LLC, nor Sail Holdings, LLC, nor Walter Schindler has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information added in Item 4 below is hereby incorporated by reference and added to Item 3 of the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 28, 2011, Sail Venture Partners loaned the Company $187,500.00 in exchange for a subordinated convertible promissory note of $187,500.00 (the “Sail Venture Partners Note”). Sail Venture Partners also received a warrant to purchase from the Company up to 312,500 fully paid and non-assessable shares (the “Sail Venture Partners Warrant”) in connection with the loan.

On February 28, 2011, Sail Co-Investment LP loaned the Company $62,500.00 in exchange for a subordinated convertible promissory note of $62,500.00 (the “Sail Co-Investment LP Note”). Sail Co-Investment LP also received a warrant to purchase from the Company up to 104,166 fully paid and non-assessable shares (the “Sail Co-Investment LP Warrant”) in connection with the loan.

The Sail Venture Partners Note and the Sail Co-Investment LP Note (collectively, the “2011 Notes”) are one of a series of subordinated notes issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of January 20, 2011, by and among the Company and three investors, including Sail Venture Partners and Sail Co-Investment LP (the “2011 Purchase Agreement”). The foregoing description of the 2011 Purchase Agreement is a summary only, and is qualified in its entirety by reference to the full text of the 2011 Purchase Agreement, a copy of which is filed as an exhibit to this Amendment No. 5. Additional information regarding the provisions of the 2011 Purchase Agreement, as well as a copy of the 2011 Purchase Agreement, can be found in the Company’s Current Report on Form 8-K filed on March 1, 2011.

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The 2011 Notes mature one year from the date of issuance (subject to earlier conversion or prepayment), earn interest equal to nine percent per year with interest payable at maturity, are convertible into shares of Common Stock of the Company at a conversion price of $0.30 per share, are not secured by any of the Company’s assets and are subordinated in all respects to the Company’s obligations under its secured convertible notes issued in October and November 2011 and related guaranties issued to certain investors by Sail Venture Partners. The Sail Venture Partners Warrant and the Sail Co-Investment LP Warrant (collectively, the “2011 Warrants”) expire seven years from the date of issuance and are exercisable for shares of Common Stock of the Company at an exercise price of $0.30. The foregoing descriptions of the 2011 Notes and the 2011 Warrants are a summary only, and are qualified in their entirety by reference to the full text of the 2011 Notes and the 2011 Warrants, copies of which are filed as exhibits to this Amendment No. 5. Additional information regarding the provisions of the 2011 Notes and 2011 Warrants, as well as a copies of the 2011 Notes and 2011 Warrants, can be found in the Company’s Current Report on Form 8-K filed on March 1, 2011.

The beneficial ownership of the Company’s Common Stock reported in this Amendment No. 5 by Sail Venture Partners is based on Sail Venture Partners’ direct ownership of 6,471,067 shares of Common Stock of the Company, 1,524,219 shares of Common Stock of the Company issuable upon the conversion of convertible notes, 3,295,652 shares of Common Stock of the Company issuable upon the exercise of vested and exercisable warrants, 1,707,500 shares of Common Stock of the Company issuable upon the conversion of the Exchange Notes, and 76,400 shares of Common Stock of the Company issuable upon the exercise of vested options which David Jones has assigned to Sail Venture Partners. The calculation of beneficial ownership assumes a total of 56,023,921 shares of the Common Stock of the Company issued and outstanding as of April 4, 2011, based on the number of shares of Common Stock of the Company outstanding as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on February 14, 2011. Mr. Jones, who is a principal of Sail Venture Partners, LLC, which is the general partner of Sail Venture Partners, currently serves as a director of the Company.

The beneficial ownership of the Company’s Common Stock reported in this Amendment No. 5 by Sail Venture Partners, LLC is based on Sail Venture Partners, LLC’s indirect beneficial ownership of the securities owned directly by Sail Venture Partners as described above.

The beneficial ownership of the Company’s Common Stock reported in this Amendment No. 5 by Sail Co-Investment LP is based on Sail Co-Investment LP’s direct ownership of 213,281 shares of Common Stock of the Company issuable upon the conversion of convertible notes and 104,166 shares of Common Stock of the Company issuable upon the exercise of vested and exercisable warrants (the “Sail Co-Investment LP Shares”). The calculation of beneficial ownership assumes a total of 56,023,921 shares of the Common Stock of the Company issued and outstanding as of April 4, 2011, based on the number of shares of Common Stock of the Company outstanding as reported by the Company in its quarterly report on Form 10-Q filed with the SEC on February 14, 2011.

The beneficial ownership of the Company’s Common Stock reported in this Amendment No. 5 by Sail Co-Investment LLC is based on Sail Co-Investment LLC’s indirect beneficial ownership of the securities owned directly by Sail Co-Investment LP as described above.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 and in Rows (7) through (13) of the cover pages of this Amendment No. 5 for each of the Reporting Persons, which are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information added in Item 4 of this Amendment No. 5, including the information regarding the 2011 Purchase Agreement is incorporated by reference herein.

Other than the arrangements discussed in Item 3 of the Schedule 13D and this Amendment No. 5, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description
4	Note and Warrant Purchase Agreement, dated as of January 20, 2011 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
5	Form of Note (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
6	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
7
Joint Filing Agreement, dated March 31, 2011, among SAIL Venture Partners, LP, SAIL Venture Partners, LLC, SAIL 2010 Co-Investment Partners, LP, SAIL 2010 Co-Investment Partners GP, LLC, SAIL Holdings, LLC and Walter Schindler

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011	Dated: March 31, 2011

SAIL Venture Partners, LP	SAIL 2010 Co-Investment Partners GP, LLC
a Delaware limited partnership	a Delaware limited liability company

/s/ David B. Jones	/s/ Walter Schindler
By: David B. Jones	By: Walter Schindler
Its: Manager	Its: Manager of Managing Member

Dated: March 31, 2011	Dated: March 31, 2011

SAIL Venture Partners, LLC	SAIL Holdings, LLC
a Delaware limited liability company	a Delaware limited liability company

/s/ David B. Jones	/s/ Walter Schindler
By: David B. Jones	By: Walter Schindler
Its: Manager	Its: Manager

Dated: March 31, 2011	Dated: March 31, 2011

SAIL 2010 Co-Investment Partners, LP	Walter Schindler
a Delaware limited partnership
/s/ Walter Schindler
/s/ Walter Schindler	By: Walter Schindler
By: Walter Schindler
Its: Manager of Managing Member of the General Partner

Exhibit Index

Exhibit No.	Description
4	Note and Warrant Purchase Agreement, dated as of January 20, 2011 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
5	Form of Note (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
6	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by CNS Response, Inc. on March 1, 2011)
7
Joint Filing Agreement, dated March 31, 2011, among SAIL Venture Partners, LP, SAIL Venture Partners, LLC, SAIL 2010 Co-Investment Partners, LP, SAIL 2010 Co-Investment Partners GP, LLC, SAIL Holdings, LLC and Walter Schindler

EXHIBIT 7

JOINT FILING AGREEMENT

This Agreement amends and entirely supersedes the Joint Filing Agreement dated March 19, 2007 between SAIL Venture Partners, LP and SAIL Venture Partners, LLC.

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party, except to the extent that such party knows or has reason to believe that such information is inaccurate.

Dated: March 31, 2011	Dated: March 31, 2011

SAIL Venture Partners, LP	SAIL 2010 Co-Investment Partners GP, LLC
a Delaware limited partnership	a Delaware limited liability company

/s/ David B. Jones	/s/ Walter Schindler
By: David B. Jones	By: Walter Schindler
Its: Manager	Its: Manager of Managing Member

Dated: March 31, 2011	Dated: March 31, 2011

SAIL Venture Partners, LLC	SAIL Holdings, LLC
a Delaware limited liability company	a Delaware limited liability company

/s/ David B. Jones	/s/ Walter Schindler
By: David B. Jones	By: Walter Schindler
Its: Manager	Its: Manager

Dated: March 31, 2011	Dated: March 31, 2011

SAIL 2010 Co-Investment Partners, LP	Walter Schindler
a Delaware limited partnership
/s/ Walter Schindler
/s/ Walter Schindler	By: Walter Schindler
By: Walter Schindler
Its: Manager of Managing Member of the General Partner